Exhibit 99.1

DeFi Technologies Provides Update on Timing of Annual Filings

TORONTO, March 23, 2026 — DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance (“DeFi”), today announced the Company may experience a delay in filing its annual financial statements, management’s discussion and analysis, and related CEO and CFO certifications for the year ended December 31, 2025 (collectively, the “Annual Filings”).

The potential delay relates solely to the possible timing of receipt of a SOC 2 Type 2 report from a material third-party counterparty that is relevant to the Company’s audit procedures. As of the date of this release, the Company has not yet determined whether the report will be received in time to support completion of the audit process by the filing deadline of March 31, 2026.

If the SOC 2 Type 2 report is received by March 31, 2026, the Company currently expects to complete its audit procedures and file the Annual Filings on time.

If the report is not received by March 31, 2026, management intends to undertake additional audit procedures, which may involve substantial incremental cost, in order to support completion of the audit and filing of the Annual Filings as promptly as possible.

The Company emphasizes that the potential delay does not relate to any disagreement with its auditors, any issues with the Company’s financial statements, or any identified weakness in the Company’s internal controls over financial reporting. Other than the possible delay in receiving the SOC 2 Type 2 report from the third-party counterparty, the audit process is otherwise expected to be completed on schedule.

In connection with the potential delay and default in the completion of the Annual Filings, the Company has made an application to the Ontario Securities Commission (the “OSC”), as principal regulator, to approve a temporary management cease trade order ("MCTO") under National Policy 12-203 – Management Cease Trade Orders ("NP 12-203"). If granted, the MCTO will prohibit trading in securities of the Company, whether direct or indirect, by certain insiders of the Company, but will not restrict trading by other parties. If the potential delay and default occur, until the Annual Filings are completed, the Company will comply with the alternative information guidelines set out in NP 12-203, including by issuing bi-weekly default status reports by way of further news releases.

In addition, the Company intends to file its 2025 Annual Report on Form 40-F, including the Annual Filings, with the U.S. Securities and Exchange Commission (the “SEC”) on EDGAR at the same time the Annual Filings are filed with the Canadian securities regulatory authorities on SEDAR+.

The Company confirms that, other than as disclosed in prior press releases and material change reports, there have been no material business developments since the filing on November 14, 2025 of the Company's latest interim financial reports for the period ended September 30, 2025.

DeFi Technologies will provide further updates as appropriate.

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance (“DeFi”). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over one hundred of the world’s most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and liquidity; Reflexivity Research, which provides leading research into the digital asset space; and DeFi Alpha, the Company’s internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/.

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the timing of filing for the Annual Filings and its 2025 Annual Report on Form 40-F, the potential issuance of the MCTO by the OSC, financial results of the Company; revenue outlook of the Company and its business segments; growth of AUM; geographic expansion of the Company’s core businesses; revenue generating opportunities for the Company’s digital asset holdings; upcoming ETP launches; revenue generation by DeFi Alpha and competitive factors; integration of Stillman Digital and plans and outlook for 2026; fluctuation in digital asset prices; geographic expansion of the Company; investment and interest in the digital asset sector; development of the DeFi Advisory business line; future collaborations and partnerships; development of ETPs; future acquisitions by the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to the acceptance of Valour exchange traded products by exchanges; ability of the Company to successfully integrate and grow Reflexivity Research, Stillman Digital, and DeFi Advisory; the proliferation of digital asset treasury companies; growth and development of DeFi and the digital asset sector; rules and regulations with respect to DeFi and digital assets; fluctuation in digital asset price levels; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For further information, please contact:

Johan Wattenstrom

Chief Executive Officer

ir@defi.tech

(323) 537-7681